Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236193

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 12, 2020)

45,368,325 Ordinary Shares

This prospectus supplement supplements, updates and amends the selling shareholder information contained in the prospectus dated February 12, 2020, relating to the resale by selling shareholders of our ordinary shares that may be offered and sold from time to time by the selling shareholders named in the prospectus.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.

Our ordinary shares are traded on the Nasdaq Global Select Market under the symbol “OSMT.” On December 3, 2020, the closing price of our ordinary shares was $5.62.

Investing in our ORDINARY SHARES involves a high degree of risk. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS AND OUR PERIODIC REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION, as described under “Risk Factors” on page 2 OF THE PROSPECTUS, BEFORE MAKING ANY DECISION WHETHER TO INVEST IN OUR ORDINARY SHARES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 4, 2020.

The section entitled “Selling Shareholders” in the prospectus is superseded in its entirety with the following:

SELLING SHAREHOLDERS

This prospectus relates to the possible resale by certain of our shareholders of up to an aggregate of 45,368,325 ordinary shares (plus an indeterminate number of our ordinary shares that may be issued upon share splits, share dividends or similar transactions in accordance with Rule 416 under the Securities Act). Unless the context otherwise requires, as used in this prospectus, “selling shareholders” includes the selling shareholders named in the table below and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling shareholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus, and any such persons will be named in a prospectus supplement. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time.

The following table, based upon information currently known by us, sets forth as of December 3, 2020: (i) the number of ordinary shares held of record or beneficially by the selling shareholders as of such date (as determined below) and (ii) the number of shares that may be offered under this prospectus by the selling shareholders. The beneficial ownership of the ordinary shares set forth in the following table is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling shareholders and information filed with the Commission. The selling shareholders may sell or transfer all or a portion of their ordinary shares pursuant to any available exemption from the registration requirements of the Securities Act.

Name and Address	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Registered for Sale	Number of Shares to be Owned after the Offering(1)	Percent of Outstanding Shares to be Owned after the Offering(1)
Investment funds affiliated with Avista Capital Partners(2)	16,763,859	16,763,859	—	—
Altchem(3)	23,667,540	23,667,540	—	—
Orbit Co-Invest I, LLC(4)	4,936,926	4,936,926	—	—

(1)            We do not know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares included in and offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this prospectus, we cannot estimate the number of shares that will be held by the selling shareholders after completion of an offering. However, for purposes of this table, we have assumed that after completion of an offering, none of the shares included in and covered by this prospectus will be held by the selling shareholders.

(2)            The shares registered for sale consist of 15,730,864 ordinary shares held by Avista Healthcare Partners, L.P. and 1,032,995 ordinary shares held by Orbit Co-Invest III LLC, which we collectively refer to as the Avista Funds. Avista Healthcare Partners GP, Ltd., or AHP GP, serves as the general partner of Avista Healthcare Partners, L.P., and Avista Capital Partners III GP, L.P., or ACP GP, serves as the Manager of Orbit Co-Invest III LLC. By virtue of the relationships described above, AHP GP may be deemed to share beneficial ownership of the shares held by Avista Healthcare Partners, L.P. and ACP GP may be deemed to share beneficial ownership of the shares held by Orbit Co-Invest III LLC. Voting and disposition decisions at each of AHP GP and ACP GP with respect to the ordinary shares held by the applicable Avista Funds are made by an investment committee, the members of which include David Burgstahler and Sriram Venkataraman, each of whom is a member of our board of directors. Each of the members of each investment committee disclaims beneficial ownership of the ordinary shares held by such Avista Funds. The address for each of these entities is 65 East 55th Street, 18th Floor, New York, NY 10022.

(3)            The shares registered for sale consists of 22,485,297 ordinary shares held by Altchem Limited and 1,182,243 ordinary shares held by Orbit Co-Invest A-1 LLC. Altchem Limited serves as the manager of Orbit Co-Invest A-1 LLC. As a result, Altchem Limited may be deemed to share beneficial ownership of the shares held by Orbit Co-Invest A-1 LLC. Voting and disposition decisions with respect to ordinary shares beneficially owned by Altchem Limited are made by the foundation council of Harsaul Foundation, a foundation organized in Panama, in its absolute discretion. As a result, Harsaul Foundation may be deemed to share beneficial ownership of the ordinary shares held by each of Altchem Limited and Orbit Co-Invest A-1 LLC. The address for Altchem Limited is Kapaïokákn, 6, CITY HOUSE, 3032, Limasol, Cyprus. The address for Orbit Co-Invest A-I LLC is 895 Sawyer Road Marietta, GA 30062. The registered address for Harsaul Foundation is Ave. Samuel Lewis and 54 Street, Panama, Republic of Panama.

(4)            The shares registered for sale consists of 4,936,926 ordinary shares held by Orbit Co-Invest I, LLC. Paradox Capital Partners, LLC, or Paradox, serves as the manager of Orbit Co-Invest I, LLC, and Harvey Kesner serves as the manager of Paradox. As a result, Paradox and Mr. Kesner may be deemed to share beneficial ownership of the shares held by Orbit Co-Invest I, LLC. The address for Orbit Co-Invest I, LLC is c/o Paradox Capital Partners, LLC, 1500 East Las Olas Blvd., 2nd Floor, Ft. Lauderdale, FL 33301.